Exhibit 99.1

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30	June 30
	2023	2024	2024
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	338,175,706	502,705,130	70,537,286
Short-term investments	435,659,383	659,278,049	92,506,882
Accounts receivable, net	23,721,996	21,597,219	3,030,423
Prepaid services fees	48,694,021	56,255,365	7,893,496
Other receivables and prepaid expenses	10,475,174	14,241,560	1,998,311
Deferred tax assets	987,848	55,723	7,819
Total current assets	857,714,128	1,254,133,046	175,974,217

NON-CURRENT ASSETS
Property and equipment, net	92,134,718	89,722,709	12,589,481
Equity investments	11,500,708	11,521,358	1,616,624
Prepaid expenses and deposits	32,600	16,536	2,320
Prepayments	69,089,480	69,089,480	9,694,320
Operating lease right-of-use assets	538,987	1,250,509	175,466
Total non-current assets	173,296,493	171,600,592	24,078,211

Total assets	1,031,010,621	1,425,733,638	200,052,428

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	30,152,570	23,390,988	3,282,117
Advance from customers	10,387,169	13,792,056	1,935,238
Other payables and accrued liabilities	170,485,403	322,574,923	45,262,239
Amount due to related party – current	1,086,012	1,092,774	153,333
Bank loans	13,500,000	17,854,286	2,505,232
Operating lease liabilities – current	432,474	761,427	106,840
Convertible notes payable	-	145,743,060	20,450,000
Taxes payable	7,430,848	7,546,283	1,058,860
Total current liabilities	233,474,476	532,755,797	74,753,859

NONCURRENT LIABILITIES
Amount due to related party – noncurrent	35,991,345	20,104,882	2,821,025
Operating lease liabilities – noncurrent	-	403,330	56,593
Total noncurrent liabilities	35,991,345	20,508,212	2,877,618

Total liabilities	269,465,821	553,264,009	77,631,477

COMMITMENTS AND CONTINGENCIES (refer to Note 16)

SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2023 and June 30, 2024	13,095	13,095	1,837
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 176,300,513 shares issued and outstanding as of December 31, 2023 and June 30, 2024	117,681	117,681	16,512
Additional paid-in capital	1,608,052,978	1,651,937,055	231,792,258
Accumulated deficits	(940,331,198)	(932,667,280)	(130,867,610)
Statutory reserves	25,647,972	25,647,972	3,598,806
Accumulated other comprehensive income	59,475,542	4,757,613	667,567
Total WiMi Hologram Cloud, Inc. shareholders’ equity	752,976,070	749,806,136	105,209,370

NONCONTROLLING INTERESTS	8,568,730	122,663,493	17,211,581

Total equity	761,544,800	872,469,629	122,420,951

Total liabilities and shareholders’ equity	1,031,010,621	1,425,733,638	200,052,428

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD

OPERATING REVENUES
AR services	254,823,992	290,815,771	40,805,940
Semiconductor business	9,935,513	-	-
Total operating revenues	264,759,505	290,815,771	40,805,940

COST OF REVENUES
AR services	(173,883,371)	(203,244,381)	(28,518,323)
Semiconductor business	(9,894,059)	-	-
Total cost of revenues	(183,777,430)	(203,244,381)	(28,518,323)

GROSS PROFIT	80,982,075	87,571,390	12,287,617

OPERATING EXPENSES
Selling expenses	(1,813,101)	(1,214,817)	(170,458)
General and administrative expenses	(14,802,510)	(17,664,460)	(2,478,596)
Research and development expenses	(92,239,461)	(75,820,156)	(10,638,738)
Reversal of credit losses	-	3,799,355	533,108
Stock compensation expenses	(3,101,853)	-	-
Total operating expenses	(111,956,925)	(90,900,078)	(12,754,684)

LOSS FROM OPERATIONS	(30,974,850)	(3,328,688)	(467,067)

OTHER INCOME/(EXPENSE)
Investment income/(loss)	6,143,263	(43,127,252)	(6,051,419)
Interest income	6,753,965	51,500,085	7,226,257
Finance expenses, net	(971,799)	(522,778)	(73,354)
Other income, net	617,655	7,741,097	1,086,195
Gain from disposal of equity interest in unconsolidated subsidiary	47,975	1,416,187	198,713
Total other income, net	12,591,059	17,007,339	2,386,392

(LOSS)/INCOME BEFORE INCOME TAXES	(18,383,791)	13,678,651	1,919,325

PROVISION FOR INCOME TAXES
Current	(42,705)	(457,941)	(64,256)
Deferred	-	(932,125)	(130,792)
Total provision for income tax	(42,705)	(1,390,066)	(195,048)

NET (LOSS)/INCOME	(18,426,496)	12,288,585	1,724,277

Less: Net (loss)/income attributable to non-controlling interests	(16,231,959)	4,624,667	648,912

NET (LOSS)/INCOME ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(2,194,537)	7,663,918	1,075,365

NET (LOSS)/INCOME	(18,426,496)	12,288,585	1,724,277

OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	28,083,062	(54,717,929)	(7,677,770)

COMPREHENSIVE INCOME/(LOSS)	9,656,566	(42,429,344)	(5,953,493)

Less: Comprehensive (loss)/income attributable to non-controlling interests	(16,386,082)	5,623,675	794,002

COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	26,042,648	(48,053,019)	(6,747,495)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	172,438,073	196,416,083	196,416,083

(LOSS)/EARN PER SHARE
Basic and diluted	(0.01)	0.04	0.01

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares							Accumulated
	Class A		Class B		Additional	Accumulated deficits		other
	Shares	Par Value	Shares	Par value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	Noncontrolling interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, December 31, 2022	20,115,570	13,095	153,300,513	102,127	1,552,410,496	24,478,153	(517,971,017)	(7,566,569)	97,898,474	1,149,364,759
Vesting of employee share compensation	-	-	-	-	(1,438,152)	-	-	-	-	(1,438,152)
Net loss	-	-	-	-	-	-	(2,194,537)	-	(16,231,959)	(18,426,496)
Foreign currency translation	-	-	-	-	-	45,132	6,011,300	22,180,753	(154,123)	28,083,062
BALANCE, June 30, 2023	20,115,570	13,095	153,300,513	102,127	1,550,972,344	24,523,285	(514,154,254)	14,614,184	81,512,392	1,157,583,173

		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, June 30, 2023	20,115,570	1,812	153,300,513	14,134	214,643,686	3,393,851	(71,155,340)	2,022,500	11,280,743	160,201,386

	Ordinary shares							Accumulated
	Class A		Class B		Additional	Accumulated deficits		other
	Shares	Par Value	Shares	Par value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	Noncontrolling interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, December 31, 2023	20,115,570	13,095	176,300,513	117,681	1,608,052,978	25,647,972	(940,331,198)	59,475,542	8,568,730	761,544,800
Capital contribution from noncontrolling interests	-	-	-	-	43,884,077	-	-	-	108,471,088	152,355,165
Net loss	-	-	-	-	-	-	7,663,918	-	4,624,667	12,288,585
Foreign currency translation	-	-	-	-	-	-	-	(54,717,929)	999,008	(53,718,921)
BALANCE, June 30, 2024	20,115,570	13,095	176,300,513	117,681	1,651,937,055	25,647,972	(932,667,280)	4,757,613	122,663,493	872,469,629

		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, June 30, 2024	20,115,570	1,837	176,300,513	16,512	231,792,258	3,598,806	(130,867,610)	667,567	17,211,581	122,420,951

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(18,426,496)	12,288,585	1,724,277
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities:
Depreciation and amortization	741,838	2,413,427	338,641
Amortization of operating lease right-of-use assets	313,457	552,744	77,559
Loss on disposal of property and equipment	-	1,876	263
Reversal of credit losses	(4,329,244)	(3,799,355)	(533,108)
Stock compensation expenses	3,101,853	-	-
Deferred income tax	-	932,125	130,792
Loss on short-term investments-unrealized	-	39,716,654	5,572,859
Gain on deconsolidation of subsidiaries	-	(1,416,187)	(198,713)
Expenses from unconsolidated subsidiary	16,231,959	-	-
Change in operating assets and liabilities:
Accounts receivables	(14,520,459)	2,895,826	406,329
Inventories	909,048	-	-
Prepaid services fees	(20,836,323)	(7,561,344)	(1,060,974)
Other receivables and prepaid expenses	(346,442)	(738,080)	(103,564)
Prepaid expenses and deposits	-	16,064	2,254
Accounts payable	19,641,051	(6,761,582)	(948,754)
Deferred revenue	6,790,680	3,404,887	477,758
Other payables and accrued liabilities	7,548,721	108,701,238	15,252,461
Operating lease liabilities	(438,593)	(531,983)	(74,645)
Taxes payable	(457,256)	115,435	16,197
Net cash (used in)/provided by operating activities	(4,076,206)	150,230,330	21,079,632

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(222,308)	(3,294)	(462)
Purchases of short-term investments	(168,790,687)	(513,094,694)	(71,995,102)
Proceeds from sale of short-term investments	1,240,318	294,549,955	41,329,904
Net cash used in investing activities	(167,772,677)	(218,548,033)	(30,665,660)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	8,500,000	13,140,000	1,843,745
Repayments of bank loans	-	(8,785,714)	(1,232,771)
Proceeds from related party loans	7,592,664	1,823,537	255,870
Repayments to related party loans	-	(17,710,000)	(2,484,986)
Capital contributions from noncontrolling interests	-	152,355,165	21,377,780
Proceeds from convertible notes	-	145,743,060	20,450,000
Net cash provided by financing activities	16,092,664	286,566,048	40,209,638

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	7,311,101	(53,718,921)	(7,537,593)

CHANGE IN CASH AND CASH EQUIVALENTS	(148,445,118)	164,529,424	23,086,017

CASH AND CASH EQUIVALENTS, beginning of period	572,782,081	338,175,706	47,451,269

CASH AND CASH EQUIVALENTS, end of period	424,336,963	502,705,130	70,537,286

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	73,649	457,941	64,256
Cash paid for interest	124,995	386,850	54,281

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets and lease liabilities	586,741	707,265	99,240

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

WiMi Hologram Cloud Inc. (“WiMi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China. The Company operates through its subsidiaries, WiMi Hologram Cloud Limited (“WiMi HK”), MicroAlgo Inc. (“MicroAlgo”), Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”), and Lixin Technology Co., Ltd. (“Lixin Technology”). On April 28, 2022, the Company also established Weeto Investment Pte. Ltd. in Singapore.

(a) WiMi HK and subsidiaries

WiMi HK holds all of the outstanding equity of Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”). WiMi WFOE, through its variable interest entity (“VIE”), Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality related products and services.

On December 18, 2020, with consent of WiMi WFOE and approval of board, the original shareholders of Beijing WiMi terminated the original VIE agreements that were entered into on November 6, 2018. The original shareholders who collectively owned 17.9% of Beijing WiMi transferred their 17.9% equity interests of Beijing WiMi to Ms. Yao Zhaohua and Ms. Sun Yadong pursuant to share transfer agreements. As a result, Ms. Yao Zhaohua and Ms. Sun Yadong owned 99.90% and 0.1% of Beijing WiMi, respectively. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with WiMi WFOE on December 18, 2020. As such, WiMi WFOE maintained effective control of Beijing WiMi.

On June 1, 2020, Wimi HK established ICinit Limited (“ICinit”) in Hong Kong, and Wimi HK has a 51% equity interest in ICinit, which primarily engages in sales computer chip and intelligent chip products.

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 (approximately RMB 60,321or USD 6,400). The Company concluded that it had lost controlling financial interest in ICinit on October 1, 2021 and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as equity investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations.

On May 25, 2022, the Company entered into an equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 30% of the issued share capital of ICinit for a consideration of HKD 3,050,000 (approximately RMB 3,594,155 or USD 391,186). As a result of the transfer, the Company now owns 19% equity interest of ICinit and concluded the Company no longer has significant influence over ICinit and investment in ICinit from RMB 1,460,484 (USD 209,701) is accounted for as an equity method investment.

On August 21, 2020, Wimi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and Wimi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

On April 15, 2021, Wimi HK set up a joint venture company, Viru Technology Limited (“Viru”) in Hong Kong and Wimi HK has a 55% equity interest in Viru. Viru was set up to develop application of AR services.

On August 26, 2022, Viru established a fully owned subsidiary, Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”) in PRC. Shenzhen Weiruntong was set up to develop application of ARservices and it had no material operation as of December 31, 2022.

On November 1, 2022, the Company’s board approved the equity transfer agreement between Beijing WiMi and Cui, Yang and Shenzhen Zhangshangkuyu Technology Ltd. to transfer 100% equity interest of Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) and its subsidiaries with consideration of RMB 1 (USD 0.1) and RMB 1 (USD 0.1), respectively. The transfer was effective on November 10, 2022.

Note 1 — Nature of business and organization (cont.)

(b) MicroAlgo and subsidiaries

On September 24, 2020, WiMi Cayman set up a wholly owned subsidiary, VIYI Technology Inc., which was renamed to VIYI Algorithm Inc. (“VIYI”), under the laws of the Cayman Islands. VIYI was set up to accelerate the development of AI algorithm and cloud computing services.

On September 27, 2020, VIYI entered into Acquisition Framework Agreement which was amended and supplemented on September 28, 2020 to acquire 100% equity interests of Fe-da Electronics Company Private Limited. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction was consummated on September 28, 2020.

On October 9, 2020, VIYI set up a wholly owned holding company in HK, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”) established on November 18, 2020 under the laws of the PRC. On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC for software support services, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On December 24, 2020, with consent of WiMi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 (USD 0.2) and RMB 1(USD 0.2), respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

The reorganization was completed on December 24, 2020. WiMi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and Shenzhen Weiyixin is the primary beneficiary of Shenzhen Yitian and its subsidiaries. All of these entities are under common control of WiMi Cayman, which results in the consolidation of Beijing WiMi, Shenzhen Yitian and their subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value without change of reporting entities.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI that there is no change of reporting entities.

On July 1, 2021, VIYI acquired 100% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The aggregate purchase price is $3.0 million (RMB 20,000,000). On July 19, 2021 Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”).

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, 2021 Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of advertising services, for RMB 2 (approximately USD 0.3). On December 7, 2021, Viwotong Tech purchased Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales, for RMB 2 (approximately USD 0.3). On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1(USD$ 0.01), respectively.

On September 23, 2022, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on September 23, 2022. On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a loss from disposal of approximately RMB 1.1 million (USD 0.2 million).

VIYI entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi, Venus Acquisition Corporation (“Venus”)), Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination. On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Venus, which has changed its name to MicroAlgo Inc.

Note 1 — Nature of business and organization (cont.)

In December 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer, FE-DA and its subsidiaries were Disposed in April 2023.

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen. On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands. On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman. On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO Technology (HK) Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”). In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyunshikong Technology Co., Ltd. (“BJ Weiyunshikong”).

(c) Others

On March 4, 2021, WiMi Cayman established a wholly owned entity of TJ Zhongzheng which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB 195.7 million). On May 21, 2021, TJ Zhongzhen established Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao’). On May 26, 2021, Shenzhen Hedao established Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”). Shenzhen Hedao and Kashi were set up to engage AR services.

On August 4, 2020, WiMi Cayman established a wholly-owned subsidiary, Lixin Technology in the PRC to accelerate development of its holographic vision intelligent robots and fabless semiconductor businesses. Lixin Technology focuses on a new upstream business in the domestic smart product market, and research, development and sales of computer chip and intelligent chip products to further enhance the Company’s competitiveness. Lixin Technology established a wholly-owned subsidiary, Hainan Lixin Technology Co., Ltd. in October 2020.

On June 20, 2024, Shenzhen Weiyixin Technology Co., Ltd. and Beijing Hologram WiMi Cloud Network Technology Co., Ltd jointly funded the establishment of Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of June 30, 2024:

Name	Background	Ownership
WiMi Hologram Cloud Limited(“WiMi HK”)	● A Hong Kong company ● Incorporated on September 4, 2018 ● Primarily engages in the sales of semiconductor products and related accessories	100% owned by WiMi Cayman

Beijing Hologram WiMi Cloud Network Technology Co., Ltd.(“WiMi WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on September 20, 2018 ● A holding company	100% owned by WiMi HK

Beijing WiMi Cloud Software Co., Ltd.(“Beijing WiMi”)	● A PRC limited liability company ● Incorporated on May 27, 2015 ● Primarily engages in Hologram advertising services	VIE of WiMi WFOE

Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● A PRC limited liability company ● Incorporated on May 20, 2014 ● Primarily engages in ARservices	100% owned by Beijing WiMi

Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● A PRC limited liability company ● Incorporated on August 24, 2017 ● Primarily engages in AR services	100% owned by Shenzhen Yidian

Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● A PRC limited liability company ● Incorporated on November 25, 2016 ● Primarily engages in AR services	100% owned by Shenzhen Yidian

Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	● A PRC limited liability company ● Incorporated on January 31, 2019 ● Primarily engages in AR services	100% owned by Shenzhen Yidian

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● A PRC limited liability company ● Incorporated on December 3, 2019 ● Primarily engages in AR services	100% owned by Shenzhen Yidian

Shenzhen Shiyunyanxi Technology Co., Ltd. (“Shenzhen Shiyun”)	● A PRC limited liability company ● Incorporated on June 9, 2021 ● Primarily engages in AR services	100% owned by Shenzhen Yidian

Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	● A PRC limited liability company ● Incorporated on September 24, 2020 ● Primarily engages in AR services	100% owned by Shenzhen Yidian

Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● A Hong Kong company ● Incorporated on February 22, 2016 ● Primarily engages in MR software development and licensing	100% owned by Beijing WiMi

Skystar Development Co., Ltd (“Skystar”)	● A Republic of Seychelles Company ● Incorporated on March 30, 2016 ● Primarily engages in MR software development and licensing	100% owned by Micro Beauty

Viru Technology Limited (“Viru”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Primarily engages in AR services	55% owned by Wimi HK

Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”)	● A PRC limited liability company ● Incorporated on August 26, 2022 ● Primarily engages in AR services and no material operation as of December 31, 2023	100% owned by Viru

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
VIDA Semicon Co., Limited (“VIDA”)	● A Hong Kong company ● Incorporated on August 21, 2020 ● Primarily engages in the sales of semiconductor products and related accessories	53% owned by WiMi HK

Weeto Investment PTE. Ltd (“Weeto”)	● A Singapore limited liability company ● Incorporated on April 28, 2022 ● Primarily engages in AR services. No material operations as of December 31, 2023	100% owned by Wimi Cayman

Lixin Technology Co., Ltd. (“Lixin Technology”)

●   A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●   Incorporated on August 4, 2020

●   Primarily engages in research, development and sale of computer chip and intelligent chip products

100% owned by WiMi Cayman

Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	● A PRC limited liability company ● Incorporated on October 10, 2020 ● Plan to support the daily operations of Lixin Technology	100% owned by Lixin Technology

Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on March 4, 2021 ● A holding company	100% owned by WiMi Cayman

Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	● A PRC limited liability company ● Incorporated on May 21, 2021 ● Plan to engage AR services	100% owned by TJ Zhongzheng

Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”)	● A PRC limited liability company ● Incorporated on May 26, 2021 ● Plan to engage AR services	100% owned by Shenzhen Hedao Dissolved on June 2, 2023

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
MicroAlgo Inc. (“MicroAlgo”)	● A Cayman company ● Incorporated on May 14, 2018 ● A holding company	52% owned by Wimi Cayman

VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● A Cayman company ● Incorporated on September 24, 2020 ● Primarily engages in the development of central processing algorithm and cloud computing services	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021; 100% owned by MicroAlgo after December 9, 2022

Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	● A Singapore company ● Incorporated on January 9, 2009 ● Primarily engages in customization of central processing units	100% owned by VIYI Acquired in September 2020 Disposed in April 2023

Wisdom Lab Inc. (“Wisdom Lab”)	● A Cayman Islands company ● Incorporated on May 6, 2021 ● Engages in software solution for intelligent chips	100% owned by Fe-Da Electronics Disposed in April 2023

Excel Crest Limited (“Excel Crest”)	● A Hong Kong company ● Incorporated on September 10, 2020 ● Support the daily operations of Fe-da Electronics in Hong Kong	100% owned by Fe-da Electronics Disposed in April 2023

VIYI Technology Ltd. (“VIYI Ltd”)	● A Hong Kong company ● Incorporated on October 9, 2020 ● A holding company	100% owned by VIYI

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on November 18, 2020 ● A holding company	100% owned by VIYI Ltd

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	● A PRC limited liability company ● Incorporated on November 30, 2020 ● Engages in providing software support services	58% owned by Shenzhen Weiyixin

Weidong Technology Co., Ltd. (“Weidong”)	● A PRC limited liability company ● Incorporated on October 28, 2020 ● Primarily engages in AR services	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	● A PRC limited liability company ● Incorporated on March 18, 2019 ● Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by SZ Weidong

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	● A PRC limited liability company ● Incorporated on October 30, 2020 ● Primarily engages in AR services	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021

Korgas 233 Technology Co., Ltd. (“Korgas 233”)	● A PRC limited liability company ● Incorporated on September 15, 2017 ● Primarily engages in central processing algorithm in mobile games industry	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021; Dissolved in October 2023;

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● A PRC limited liability company ● Incorporated on January 14, 2019 ● Primarily engages in AR services	Disposed in May 2024

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● A PRC limited liability company ● Incorporated on March 08, 2011 ● Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● A PRC limited liability company ● Incorporated on October 16, 2015 ● Primarily engages in AR services	100% owned by Shenzhen Yitian

CDDI Capital Ltd (“CDDI”)	● A British Virgin Islands Company ● Incorporated on June 5, 2023	100% owned by VIYI Technology Limited

VIWO AI Technology Inc. (“VIWO Cayman”)	● Incorporated on June 5, 2023, under the laws of the Cayman Islands ● A holding company	55% owned by CDDI Capital Ltd

Viwo Technology Limited. (“Viwo Tech”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Engages in intelligent chips design	100% owned by VIWO Cayman

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	● A PRC limited liability company ● Incorporated on July 19, 2021 ● No operations as of December 31, 2022	100% owned by Viwo Tech

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	● A PRC limited liability company ● Incorporated on June 22, 2021 ● Engages in E-commerce services and application of intelligent visual algorithm technology	100% owned by Beijing Viwotong

Beijing Younike Information Technology Co., Ltd. (“Younike”)	● A PRC limited liability company ● Incorporated on July 22, 2022 ● Engages in central processing algorithm in advertising industry	100% owned by Beijing Viwotong

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	● A PRC limited liability company ● Incorporated on March 27, 2023 ● Primarily engages in central processing algorithm in advertising industry	100% owned by Weidong

VIWO Technology (HK) Limited (VIWO HK)	● A Hong Kong company ● Incorporated on December 20,2023 ● A holding company	100% owned by VIWO Cayman

Beijing Viwotong Technology Co., Ltd. (“Beijing Viwotong”)	● A PRC limited liability company ● Incorporated on January 24, 2024 ● Primarily engages in central processing algorithm in advertising industry	100% owned by VIWO HK

Beijing Weiyunshikong Technology Co., Ltd. (“Beijing Weiyunshikong”)	● A PRC limited liability company ● Incorporated on March 7, 2024 ● Primarily engages in central processing algorithm in advertising industry	100% owned by Beijing Viwotong

Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	● A Limited Partnership ● Incorporated on June 20, 2024 ● No operations as of June 30, 2024	50% owned by Shenzhen Weiyixin; 50% owned by WiMi WFOE

Note 1 — Nature of business and organization (cont.)

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Beijing WiMi is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Beijing WiMi contractual arrangements signed on November 6, 2018 and December 18, 2020

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters, which were initially signed on November 6, 2018. Pursuant to reorganization on December 18, 2020, the previous agreements were terminated and Beijing WiMi and WiMi WFOE entered into identical agreements on December 18, 2020. WiMi WFOE maintained effective control of Beijing WiMi. The significant terms of agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between WiMi WFOE and Beijing WiMi, WiMi WFOE has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. WiMi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay WiMi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by WiMi WFOE.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement, by and among WiMi WFOE, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Note 1 — Nature of business and organization (cont.)

Exclusive Assets Purchase Agreement

Pursuant to the exclusive asset purchase agreement by WiMi WFOE and Beijing WiMi, Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify WiMi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, by and among WiMi WFOE, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to WiMi WFOE to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by WiMi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without WiMi WFOE’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The Company has completed the registration of the equity pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney

Pursuant to the power of attorney, by WiMi WFOE and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized WiMi WFOE or any person(s) designated by WiMi WFOE to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing agreements signed on November 6, 2018 and December 18, 2020, which grant WiMi WFOE effective control of Beijing WiMi and enable WiMi WFOE to receive all of their expected residual returns, the Company accounts for Beijing WiMi as a VIE. Accordingly, the Company consolidates the accounts of Beijing WiMi for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the U.S. Securities and Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the year ended December 31, 2023.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entity (“VIE”) and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for credit losses, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company, its subsidiaries in Seychelles and Singapore is U.S. dollar, and its other subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive income amounted to RMB 59,475,542 and RMB 4,757,613 (USD 667,567) as of December 31, 2023 and June 30, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity, on December 31, 2023 and June 30, 2024 were translated at RMB 1.00 to HKD 1.1194 and to HKD 1.0957, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2023 and 2024 were RMB 1.00 to HKD 1.1324 and to HKD 1.1004, respectively. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2023 and June 30, 2024 were translated at RMB 1.00 to USD 0.1412 and to USD 0.1403, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2023 and 2024 were RMB 1.00 to USD 0.1445 and to USD 0.1407, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets.

Note 2 — Summary of significant accounting policies (cont.)

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from RMB into USD as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1403, representing the mid-point reference rate set by People’s Bank of China on June 30, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK, Singapore and US.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the credit losses are adequate and provide credit losses when necessary. The credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination.

Note 2 — Summary of significant accounting policies (cont.)

Other receivables and prepaid expenses

Other receivables that are short-term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Credit losses

The Company follows Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company’s allowance for credit losses as of December 31, 2023 and June 30, 2024 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by other factors, these estimates may change and future actual losses may differ from the estimates. The Company will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipments	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years
Building	20 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Note 2 — Summary of significant accounting policies (cont.)

Equity investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the equity method. The Company records equity investments at the historical cost in its unaudited interim consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Equity investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Prepayments

Prepayments are payments made to housing developers for commercial and residential properties down payments. These amounts are refundable and bear an interest ranging from 0% to 3.85% per annum if the housing developers were not able to provide the qualified houses as stated in the contracts. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of June 30, 2024, no allowance was deemed necessary.

Note 2 — Summary of significant accounting policies (cont.)

Deconsolidation

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as cost method investment depending on the level of influence retained.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Convertible notes payable

On February 27, 2024, MicroAlgo entered into various Convertible Note Purchase Agreements with certain investors (the “Investors”), relating to our issuance of Convertible Promissory Notes due after 360 days of issuance (the “Convertible Notes”) and our ordinary shares that are issuable upon conversion of the Convertible Note. On February 28, 2024, MicroAlgo issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements in registered offerings. On June 5, 2024, MicroAlgo entered into convertible note purchase agreements with certain investors pursuant to which we issued on June 6, 2024 in convertible notes with a term of 360 days.

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. MicroAlgo accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the six months ended June 30, 2024, the convertible notes payable amounted to RMB 145,743,060 (USD 20,450,000).

Note 2 — Summary of significant accounting policies (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

(i) AR Services

— AR advertising display services

AR advertisements are the use of holographic materials integrated into advertisement on the online media platforms or offline display. The Company’s performance obligation is to identify advertising spaces, embed holographic AR images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”) for on line display and service period for offline display contracts.

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

Note 2 — Summary of significant accounting policies (cont.)

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an end user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, VIYI acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value-added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value added service to the end users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services are provided by third party service provider.

(ii) AR Entertainment

The Company’s AR entertainment includes mainly mobile games operations.

Note 2 — Summary of significant accounting policies (cont.)

Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

— Jointly operated mobile game publishing services

The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third party payment platforms and the co publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third party platforms; (iii) the developers or third party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfillment nor does it have the right to change the pricing of the game services.

Note 2 — Summary of significant accounting policies (cont.)

(iii) Semiconductor business

The Company’s semiconductor business includes two sub categories: sale of products and software development.

a. Sale of products

Starting in July 2020, the Company also engage in sales of semiconductor products and other electronic accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

b. Revenue from software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts is generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Note 2 — Summary of significant accounting policies (cont.)

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

The Company’s disaggregate revenue streams are summarized below:

	June 30, 2023 (Unaudited)	June 30, 2024 (Unaudited)	June 30, 2024 (Unaudited)
	RMB	RMB	USD
Revenues
AR services	254,823,992	290,815,771	40,805,940
Semiconductor business	9,935,513	-	-
Total revenues	264,759,505	290,815,771	40,805,940

The Company’s revenues by timing of transfer of goods or services are summarized below:

	June 30, 2023 (Unaudited)	June 30, 2024 (Unaudited)	June 30, 2024 (Unaudited)
	RMB	RMB	USD
Goods and services transferred at a point in time	264,759,505	290,815,771	40,805,940
Total revenues	264,759,505	290,815,771	40,805,940

The Company’s revenues by geographic locations are summarized below:

	June 30, 2023 (Unaudited)	June 30, 2024 (Unaudited)	June 30, 2024 (Unaudited)
	RMB	RMB	USD
Mainland PRC revenues	254,823,992	239,886,094	33,659,719
Hong Kong revenues	-	31,038,985	4,355,250
International revenues	9,935,513	19,890,692	2,790,971
Total revenues	264,759,505	290,815,771	40,805,940

Cost of revenues

For AR services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

Note 2 — Summary of significant accounting policies (cont.)

For AR entertainment segment, the cost of revenue consists of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For semiconductor business segment, the cost of revenue consists primarily of the costs of products sold and third party software development costs.

Research and development expenses

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2020, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Note 2 — Summary of significant accounting policies (cont.)

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock-based compensation expense for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47% of the equity interest of VIDA, 44% of the equity interest of MicroAlgo and 45% of the equity interest of Viru as of December 31, 2023. Noncontrolling interests consists of an aggregate of 47% of the equity interest of VIDA, 48% of the equity interest of MicroAlgo and 45% of the equity interest of Viru as of June 30, 2024.

Noncontrolling interests consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
VIDA	(39,704,812)	(39,637,711)	(5,561,782)
Viru	(141,931)	(9,229,058)	(1,294,979)
MicroAlgo	48,415,473	171,530,262	24,068,342
Total noncontrolling interests	8,568,730	122,663,493	17,211,581

Note 2 — Summary of significant accounting policies (cont.)

Earnings/(loss) per share

The Company computes earnings/(loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2023, there was no dilutive effect of potential shares due to the Company’s net loss. For the six months ended June 30, 2024, there was no dilutive effect of potential shares due to the Company’s net income.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In August 2023, the FASB issued ASU 2023-05, “Business Combinations-Joint Venture Formations (Subtopic 805-60)”. The amendments in this Update address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. Requiring a joint venture to recognize and initially measure its assets and liabilities using a new basis of accounting upon formation reduces diversity in practice and provides decision-useful information to a joint venture’s investors. The amendments in this Update address a newly formed joint venture should initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). That approach is generally consistent with other new basis of accounting models in GAAP, such as fresh-start reporting in accordance with Topic 852, Reorganizations. It is also broadly consistent with the accounting outcome that would result from treating the joint venture as the acquirer of a business within the scope of Subtopic 805-10, Business Combinations—Overall. For public business entities, ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture that was formed before January 1, 2025 may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”). The amendments in this Update also require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

Note 2 — Summary of significant accounting policies (cont.)

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740)”. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). Specifically, public business entities are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts. A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items. The amendments in this Update eliminate the requirement for all entities to (1) disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or (2) make a statement that an estimate of the range cannot be made. The amendments in this Update remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Variable interest entity (“VIE”)

WiMi WFOE entered into contractual arrangements with Beijing WiMi on November 6, 2018. The agreements were terminated on December 18, 2020, and WiMi WFOE entered into another contractual arrangements with Beijing WiMi on the same day, under which WiMi WFOE maintains effective control of Beijing WiMi. The significant terms of these contractual arrangements are summarized in “Note 1 Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE.

i) Beijing WiMi

WiMi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Beijing WiMi because it has both of the following characteristics:

(1) The power to direct activities at Beijing WiMi that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Beijing WiMi that could potentially be significant to such entity.

Pursuant to the contractual arrangements, Beijing WiMi pays service fees equal to all of its net income to WiMi WFOE. The contractual arrangements are designed so that Beijing WiMi operate for the benefit of WiMi WFOE and ultimately, the Company.

Accordingly, the accounts of Beijing WiMi are consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Beijing WiMi and can have assets transferred out of Beijing WiMi. Therefore, the Company considers that there is no asset in Beijing WiMi that can be used only to settle obligations of Beijing WiMi, except for registered capital and PRC statutory reserves, if any. As Beijing WiMi is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing WiMi do not have recourse to the general credit of the Company for any of the liabilities of Beijing WiMi.

Note 3 — Variable interest entity (“VIE”) (cont.)

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Current assets	48,490,650	19,191,150	2,692,814
Property, plant and equipment, net	91,369,608	89,124,636	12,505,561
Other noncurrent assets	265,926,480	276,300,213	38,769,183
Total assets	405,786,738	384,615,999	53,967,558
Total liabilities	(609,000,686)	(559,145,271)	(78,456,708)
Net assets	(203,213,948)	(174,529,272)	(24,489,150)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Current liabilities:
Accounts payable	9,219,643	9,169,169	1,286,576
Deferred revenue	-	107,231	15,046
Other payables and accrued liabilities	16,422,802	16,589,063	2,327,701
Taxes payable	6,901,910	6,876,444	964,871
Intercompany payable*	540,464,986	506,298,482	71,041,489
Total current liabilities	573,009,341	539,040,389	75,635,683
Non-current shareholder loan	35,991,345	20,104,882	2,821,025
Total liabilities	609,000,686	559,145,271	78,456,708

*	Intercompany balances will be eliminated upon consolidation.

Note 3 — Variable interest entity (“VIE”) (cont.)

The summarized operating results of the VIE’s are as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2024
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Operating revenues	1,120,045	495,001	69,456
Gross profit	437,799	(1,012,580)	(142,081)
Income from operations	(3,320,187)	(4,083,990)	(573,047)
Net income	(3,272,218)	(4,491,743)	(630,261)

The following table provides a reconciliation of cash and cash equivalents reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the six months ended June 30
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Cash and cash equivalents	2,902,814	6,162,765	864,731
Total cash and cash equivalents	2,902,814	6,162,765	864,731

Note 4 — Deconsolidation

Disposal of Fe-da Electronics and its subsidiaries

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:

	RMB	USD
Total current assets	3,583,579	505,962
Total other assets	115,270	16,275
Total assets	3,698,849	522,237
Total current liabilities	301,464	42,563
Total net assets	3,397,385	479,674
Total consideration	-	-
Total loss on disposal	17,801,786	2,526,259

Disposal of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Weidong Technology Co., Ltd. (“Weidong”) and a related individual to transfer 100% equity interest of YY Online to the related individual with RMB 10 (USD 1.4). The disposal resulted in a gain from disposal of approximately RMB 1,416,187 (USD 198,713). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations. See Note 10 — Related party balances and transactions.

Note 5 — Short-term investments

Short-term investments consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Marketable securities	435,659,383	659,278,049	92,506,882

Fair value disclosure:

	December 31,	December 31, 2023 Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	435,659,383	435,659,383	-	-

	June 30,	June 30, 2024 Fair Value
	2024	Level 1	Level 2	Level 3
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Marketable securities	659,278,049	659,278,049	-	-

There is no transfer between the levels for the periods presented.

Gain from sale of investments amounted to approximately RMB 52,687,134 and loss from sale of investments amounted to approximately RMB 43,127,252 (USD 6,051,419) for the year ended December 31, 2023 and for the six months ended June 30, 2024, respectively.

Note 6 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Accounts receivable	51,457,258	45,738,144	6,417,767
Less: allowance for credit losses	(27,735,262)	(24,140,925)	(3,387,344)
Accounts receivable, net	23,721,996	21,597,219	3,030,423

The following table summarizes the changes in allowance for credit losses:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Beginning balance	117,080,588	27,735,262	3,891,685
Reversal of credit losses	(80,857,764)	(3,594,337)	(504,341)
Deconsolidation of Fe-da and subsidiaries	(8,487,562)	-	-
Ending balance	27,735,262	24,140,925	3,387,344

Note 7 — Property and equipment, net

Property and equipment, net consists of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Office equipments	1,144,347	1,106,862	155,310
Office furniture and fixtures	174,652	177,946	24,969
Vehicles	1,201,452	1,201,452	168,582
Building	94,259,656	94,259,656	13,226,084
Leasehold improvements	271,572	-	-
Subtotal	97,051,679	96,745,916	13,574,945
Less: accumulated depreciation	(4,916,961)	(7,023,207)	(985,464)
Total	92,134,718	89,722,709	12,589,481

Depreciation expenses for the six months ended June 30, 2023 and 2024 amounted to RMB 741,838 and RMB 2,413,427 (USD 338,641), respectively.

Note 8 — Equity investments

Equity investments consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
19.0% Investment (1 company in the sales of semiconductor products and related accessories areas)	1,114,030	1,134,680	159,213
10% Investment (1 company)	268,422	268,422	37,664
9.0% Investment (2 company in the AR and virtual reality (“VR”) areas)	8,689,076	8,689,076	1,219,211
5.0% Investment (23 companies in the AR, VR and digital marketing areas)	542,654	542,654	76,143
4.0% Investment (13 companies in the AR, VR, 3D animation and software areas)	289,369	289,369	40,603
3.5% Investment (2 companies in the AR and VR areas)	342,948	342,948	48,121
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	43,867	43,867	6,155
2.0% Investment (3 companies in the AR, VR, 3D animation and software areas)	25,022	25,022	3,511
1.0% Investment (12 companies in the AR, VR, 3D animation, hardware and software areas)	185,320	185,320	26,003
Total	11,500,708	11,521,358	1,616,624

During the year ended December 31, 2023 and the six months ended June 30,2024, the Company totally made 11,500,708 and RMB 11,521,358 (USD 1,616,624) in equity investments, respectively.

Note 9 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Salary payables	1,068,104	1,089,967	152,939
Other payables and accrued expenses	159,677,872	311,745,529	43,742,708
Accrued interest payable	9,739,427	9,739,427	1,366,592
Total other payables and accrued liabilities	170,485,403	322,574,923	45,262,239

Note 10 — Related party balances and transactions

Loans — related party

For the year ended December 31, 2023 and for the six months ended June 30, 2024, the balances of loan from related parties are as follows:

Name of Related Parties	Relationship	Nature	December 31, 2023	June 30, 2024	June 30, 2024
			RMB	RMB (Unaudited)	USD (Unaudited)
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	35,991,345	20,104,882	2,821,025
Total:			35,991,345	20,104,882	2,821,025
Amount due to related party -current			-	-	-
Amount due to related party - noncurrent			35,991,345	20,104,882	2,821,025

Joyous JD is a non-controlling shareholder of MicroAlgo. The amount below represents advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand.

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Advance to related party-current--Joyous JD Limited	1,086,012	1,092,774	153,333

The disposal of YY Online is a related party transaction between Weidong and a related individual, which is a staff of a subsidiary of MicroAlgo. The disposal resulted in a gain from disposal of approximately RMB 1,416,187 (USD 198,713) for the six months ended June 30, 2024.

Note 11 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman, MicroAlgo, VIYI and VIWO are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

WiMi HK, Micro Beauty, VIDA, ICinit, VIYI Ltd, Viwo Tech and Viwo HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, WiMi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Seychelles

Skystar is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Singapore

Fe-da Electronics and Weeto are incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

Note 11 — Taxes (cont.)

PRC

The subsidiaries and VIE incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Korgas Duodian, and Korgas Weidong were formed and registered in Korgas in Xinjiang, China from 2016 to 2020, and Kashi Duodian was formed and registered in Kashi in Xinjiang, China in 2019. These companies are not subject to income tax for 5 years and can obtain another two years of tax-exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Provence, China in 2015. It is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Lixin Technology and Weidong were formed and registered in the free tax zone in Hainan Provence, China in 2020. These companies are subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current	(42,705)	(457,941)	(64,256)
Deferred	-	(932,125)	(130,792)
Provision for income taxes	(42,705)	(1,390,066)	(195,048)

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for credit losses	987,848	55,723	7,819
Net operating loss carry forwards	19,352,270	-	-
Less: valuation allowance	(19,352,270)	-	-
Deferred tax assets, net	987,848	55,723	7,819
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	-	-	-
Total deferred tax liabilities, net	-	-	-

Note 11 — Taxes (cont.)

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidence to the extent it could be objectively verified.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30,2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31,2023 and for the six months ended June 30, 2024.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
VAT taxes payable	396,457	563,066	79,007
Income taxes payable	5,024,623	4,986,466	699,678
Other taxes payable*	2,009,768	1,996,751	280,175
Totals	7,430,848	7,546,283	1,058,860

*	Other taxes payable includes deed tax payable, individual income tax payable and city maintenance and construction tax payable.

Note 12 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of June 30, 2024, cash balance of RMB 134,632,690 (USD 18,891,044) was deposited with financial institutions located in China, of which RMB 85,596,777 (USD 12,010,548) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of HKD 314,685,799 approximately RMB 287,207,435 (USD 40,299,634) was maintained at financial institutions in Hong Kong, of which HKD 293,869,533 approximately RMB 268,208,845 (USD 37,633,839) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of June 30, 2024, cash balance of SGD 8,025,551 approximately RMB 42,366,886 (USD 5,944,728) was maintained at DI Scheme banks in Singapore, of which SGD 7,845,610 approximately RMB 41,416,976 (USD 5,811,441) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2024, cash balance of USD 5,396,880 (RMB 38,462,484) was deposited with a financial institution located in US, of which USD 4,752,401 (RMB 33,869,411) was subject to credit risk. The Company’s short-term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of June 30, 2024, a total of RMB 4,190,079 (USD 587,933) short-term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Note 12 — Concentration of risk (cont.)

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2023, no customer accounted for more than 10% of the Company’s total revenues. For the six months ended June 30, 2024, one customer accounted for 11.5% of the Company’s total revenues.

As of December 31, 2023, three customers accounted for 27.3%, 14.5%, and 10.9% of the Company’s accounts receivable, respectively. As of June 30, 2024, two customers accounted for 35.3% and 10.8% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the six months ended June 30, 2023, no vendor accounted for more than 10% of the Company’s total purchases. For the six months ended June 30, 2024, three vendors accounted for 14.4%, 10.9% and 10.2% of the Company’s total purchases, respectively.

As of December 31, 2023, four vendors accounted for 26.5%, 25.1%, 13.3% and 11.7% of the Company’s accounts payable, respectively. As of June 30, 2024, three vendors accounted for 32.5%, 17.1% and 15.1% of the Company’s accounts payable, respectively.

Note 13 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into eight non-cancellable operating lease agreements with term more than one year for office spaces expiring through July 2026. As of June 30, 2024, upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.3 million (USD 0.2 million) of right of use (“ROU”) assets and RMB 1.2 million (USD 0.2 million) of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1 year as of June 30, 2024.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2023 and 2024 were RMB 823,731 and RMB 707,265 (USD 99,240), respectively.

Note 13 — Leases (cont.)

The maturity of the Company’s operating lease obligations is presented below:

Schedule of operating lease obligations Twelve Months Ending December 31,	Operating Lease Amount
	RMB	USD
	(Unaudited)	(Unaudited)
2024 (remaining six months)	543,291	76,232
2025	464,565	65,186
2026	223,563	31,369
2027	-	-
2028	-	-
Total lease payments	1,231,419	172,787
Less: Interest	66,662	9,355
Present value of lease liabilities	1,164,757	163,432

Note 14 — Shareholders’ equity

Ordinary shares

WiMi Cayman was established under the laws of Cayman Islands on August 16, 2018 with authorized share of 20,115,570 Class A Ordinary Shares of par value USD 0.0001 each, 466,967,730 Class B Ordinary Shares of par value USD 0.0001 each and 12,916,700 Series A Preferred Shares of par value USD 0.0001 each. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS and exercisable at any time after the date of issuance and expire on the second anniversary of the date of issuance. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share. The offering resulted in net proceeds to the Company of approximately USD 79.7 million (RMB 508.1 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million).

Stock based compensation

On January 26, 2023, the Company’s Board approved the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The maximum aggregate number of Class B ordinary shares that may be issued under the 2023 Equity Incentive Plan is 23,000,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WiMi WFOE, Lixin Technology, Shenzhen Weiyixin, Shanghai Weimu, Beijing WiMi and Shenzhen Yitian (collectively “WiMi PRC entities”) only out of its accumulated deficits, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WiMi PRC entities.

WiMi PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024, amounts restricted are the paid-in-capital and statutory reserve of WiMi PRC entities, which amounted to RMB 198,189,758 (USD 27,809,081).

Note 14 — Shareholders’ equity (cont.)

Statutory reserve

As of December 31, 2023 and June 30, 2024, WiMi PRC entities collectively attributed RMB 25,647,972 and 25,647,972, of accumulated deficits for their statutory reserves, respectively.

Note 15 — Warrant liability

The Company’s subsidiary, MicroAlgo Inc. (“MicroAlgo”), consummated a private placement of 270,500 Private Units at RMB 69.4 (USD 10.0) per unit simultaneously with the closing of its initial public offering in 2021. Each Unit consists of one ordinary share of MicroAlgo Inc, par value $0.001 per share, one warrant (“Private Warrant”) entitling its holder to purchase one-half of one share at a price of $11.50 per share, and one right to receive one-tenth (1/10) of one share upon the consummation of the Company’s initial business combination.

The Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by MicroAlgo and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets.

The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. MicroAlgo established the initial fair value for the private warrants at USD 380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

Schedule of Black-Scholes model	December 31, 2023	December 31, 2023	June 30, 2024	June 30, 2024
	USD	RMB	USD	RMB
Input
Share price	0.91	6.45	16.31	116.24
Risk-free interest rate	3.95%	3.95%	4.50%	4.50%
Volatility	5.70%	5.70%	5.70%	5.70%
Exercise price	11.50	81.45	115.00	819.58
Warrant life (yr)	3.92	3.92	3.42	3.42

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical accumulated deficits (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2023 and June 30, 2024 were nil, mainly due to the high exercise price comparing to actual share price.

Note 16 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WiMi WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the contractual arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the contractual arrangements is remote based on current facts and circumstances.

Note 17 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has three operating segments: (1) AR services, (2) AR entertainment and (3) semiconductor related products and services.

The following tables present summary information by segment for the six months ended June 30, 2023 and 2024:

	AR services	AR entertainment	Semiconductor business	Total June 30, 2023
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues	254,823,992	-	9,935,513	264,759,505
Cost of revenues	173,883,371	-	9,894,059	183,777,430
Gross profit	80,940,621	-	41,454	80,982,075
Depreciation and amortization	1,126,731	-	13,553	1,140,284
Total capital expenditures	79,813,891	-	27,901	79,841,792

Note 17 — Segments (cont.)

	AR services	AR entertainment	Semiconductor business	Total June 30, 2024
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues	290,815,771	-	-	290,815,771
Cost of revenues	203,244,381	-	-	203,244,381
Gross profit	87,571,390	-	-	87,571,390
Depreciation and amortization	2,966,171	-	-	2,966,171
Total capital expenditures	3,294	-	-	3,294

Total assets as of:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
AR services	551,391,408	1,425,733,638	200,052,428
AR entertainment	471,845,963	-	-
Semiconductor business	7,773,250	-	-
Total assets	1,031,010,621	1,425,733,638	200,052,428

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviewed consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	Total for the six months ended June 30, 2023	Total for the six months ended June 30, 2024	Total for the six months ended June 30, 2024
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Mainland PRC revenues	254,823,992	239,886,094	33,659,719
Hong Kong revenues	-	31,038,985	4,355,250
International revenues	9,935,513	19,890,692	2,790,971
Total revenues	264,759,505	290,815,771	40,805,940

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these unaudited interim condensed consolidated financial statements, and determined that it does not have any additional material subsequent events to disclose in these financial statements.